Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 2, 2025
VIA EDGAR TRANSMISSION
Michael C. Pawluk
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Deepwater Beachfront Small Cap ETF (the “Fund”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 176 to the Trust’s Registration Statement on Form N-1A filed September 24, 2025 (the “Amendment”) with respect to the Fund, a new series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Given the Fund’s potential investments in other investment companies, please consider whether the Fund should include the “Acquired Fund Fees and Expenses” line item in the expense table.
Response:     The Adviser does not anticipate investments in other investment companies to be part of the Fund’s principal investment strategy. The Trust will remove the related disclosure in the “Principal Investment Strategies” section accordingly. Therefore, the Trust has determined it is not necessary to include the “Acquired Fund Fees and Expenses” line item in the expense table.
Comment 2.Please clarify in the disclosure whether the ADRs and other investment companies and ETFs in which the Fund invests will similarly be small-cap companies or invest primarily in small-cap companies. If those investments may be non-small cap related, please discuss the potential asset classes and add relevant risk disclosure.

Response:     The Adviser does not anticipate investments in ADRs and other investment companies, including ETFs, to be part of the Fund’s principal investment strategy. The Trust will remove the related disclosure in the “Principal Investment Strategies” and “Principal Investment Risks” sections accordingly.
Comment 3.The Staff notes the inclusion of “Sector Emphasis Risk” in the “Principal Investment Risks” section. If the Fund currently expects to concentrate investments in any specific sector, please add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections regarding the relevant sectors.
Response:     The Trust confirms that the Adviser does not currently expect the Fund to concentrate its investments in any specific sector.
Comment 4.If the Fund intends to invest substantially in ADRs or foreign securities directly, please provide more detailed disclosure about these and other relevant foreign securities and their risks.
Response:     The Trust confirms that the Adviser does not intend for the Fund to invest substantially in ADRs or foreign securities. The Trust will revise the disclosure accordingly.
Comment 5.If emerging market investments are expected to be a principal investment, please add relevant disclosure to the Fund’s “Principal Investment Strategies” and “Principal Investment Risks” sections.
Response:     The Trust confirms that emerging market securities are not expected to be a principal investment for the Fund.
Comment 6.Please restate the Fund’s investment objective in the “Additional Information About the Fund” section of the prospectus.
Response:     The Trust will restate the Fund’s investment objective as requested.
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Secretary